UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Smart & Final Stores, Inc.

(Name of Subject Company)

Smart & Final Stores, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

83190B 101

(CUSIP Number of Class of Securities)

Leland P. Smith

Senior Vice President, Real Estate, General Counsel and Secretary

Smart & Final Stores, Inc.

600 Citadel Drive

Commerce, California 90040

(323) 869-7500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Michael Woronoff, P.C.

Pippa M. Bond, P.C.

Kirkland & Ellis LLP

333 South Hope Street

29th Floor

Los Angeles, California 90071

(213) 680-8400

☐           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Smart & Final Stores, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 14, 2019 (together with any subsequent amendments and supplements thereto, including this Amendment No. 1, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by First Street Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of First Street Parent, Inc., a Delaware corporation (“Parent”) (both Parent and Purchaser are controlled by certain equity funds (the “Apollo Funds”) managed by Apollo Management IX, L.P. (“Apollo Management IX”), a Delaware limited partnership and subsidiary of Apollo Global Management, LLC (“Apollo Global Management” and, together with its affiliates, “Apollo”), to acquire all of the outstanding shares of the Company’s common stock, par value $0.001 per share, at a purchase price of $6.50 per share (“Shares”), net to the seller thereof in cash, with interest, less any applicable tax withholding (such offer, as it may be amended or supplemented from time to time, the “Offer”). The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 14, 2019 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”). Copies of the Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8.            ADDITIONAL INFORMATION.

The paragraph of Item 8 under the heading “—Additional Information—Litigation” is hereby amended and restated in its entirety to read as follows:

“As of May 21, 2019, the Company is aware of one putative class action lawsuit challenging the disclosures concerning the transactions contemplated by the Merger Agreement. It was filed by a purported Company stockholder and is pending in the United States District Court for the District of Delaware against the Company, the members of the Company Board, Apollo Global Management, Parent and Purchaser. The action is captioned Anthony Franchi v. Smart & Final Stores, Inc., et al., Case No. 1:19-cv-00940 (filed May 20, 2019). The complaint generally alleges, among other things, that the defendants violated Sections 14(d), 14(e) and 20(a) of the Exchange Act and Rules 14a-9 and 14d-9 promulgated thereunder by failing to disclose all material information needed by stockholders to make an informed decision whether to tender their Shares in the Schedule 14D-9 filed by the Company with the SEC on May 14, 2019. The complaint seeks, among other things, an injunction against the Transactions, rescissory damages should the Transactions not be enjoined, and an award of attorneys’ and experts’ fees. Although the complaint requests injunctive relief, the plaintiff has not filed a motion to enjoin the transactions at this time. Each of the defendants believes that the actions are without merit and intends to defend vigorously against all claims asserted against them. The full complaint is attached hereto as Exhibit (a)(5)(F).”

ITEM 9.                  EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(F)	Class Action Complaint filed as of May 20, 2019 (Anthony Franchi v. Smart & Final Stores, Inc., et al., Case No. 1:19-cv-00940).

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SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Smart & Final Stores, Inc.

By:	/s/ Leland P. Smith
Leland P. Smith
Senior Vice President, General Counsel

Dated: May 22, 2019

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